SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
        13d-1(a) AND AMENDMENTS THERETO FILED PURUSANT TO RULE 13d-2(a)
                                (Amendment No. 4)

                          BRADLEY PHARMACEUTICALS, INC.
                          -----------------------------
                                (Name of Issuer)

                       Class A Common Stock, No Par Value
                       ----------------------------------
                         (Title of Class of Securities)

                                  10457 6 10 3
                                  ------------
                                 (CUSIP Number)

                            Berlex Laboratories, Inc.
                      340 Changebridge Road, P.O. Box 1000
                        Montville, New Jersey 07045-1000
                          Attention: Frank Curtis, Esq.

                                 (973) 487-2591
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                               - with a copy to -

                               Jerry Genberg, Esq.
           Sills Cummis Zuckerman Radin Tischman Epstein & Gross, P.A.
                              One Riverfront Plaza
                            Newark, New Jersey 07102
                                 (973) 643-7000

                                 August 10, 2001
                                 ---------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

----------------------                                         -----------------
CUSIP No. 10457 6 10 3                13D                      Page 1 of 5 Pages
----------------------                                         -----------------
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      BERLEX LABORATORIES, INC.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*


--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        215,000 (See Item 5)
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               215,000 (See Item 5)
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      215,000 (See Item 5)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

SEC 1746(6-60)        *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                         -----------------
CUSIP No. 10457 6 10 3                13D                      Page 2 of 5 Pages
----------------------                                         -----------------

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      SCHERING BERLIN INC.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*


--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION


--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        215,000 (See Item 5)
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               215,000 (See Item 5)
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      215,000 (See Item 5)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

SEC 1746(6-60)        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 5 Pages

                                  SCHEDULE 13D

      This Amendment is filed on behalf of Berlex Laboratories, Inc., a Delaware corporation, and its affiliate and amends and supplements the Schedule 13D dated December 31, 1996, as amended by Schedule 13D Amendment No.1 filed as of September 27, 1997, and further amended by Schedule 13D Amendment No. 2 filed as of June 25, 2001 ("Amendment No. 2") and Schedule 13D Amendment No. 3 filed as of July 5, 2001 ("Amendment No. 3"), with respect to the Class A Common Stock of Bradley Pharmaceuticals, Inc. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D, as amended.

Cover Page.

            The responses set forth in disclosure items 7, 9, 11 and 13 of the
Schedule 13D cover page are hereby amended and restated as follows:

            (7) 215,000 (See Item 5)
            (9) 215,000 (See Item 5)
            (11) 215,000 (See Item 5)
            (13) 2.4%

Item 5. Interest in Securities of the Company

      Item 5 is amended and restated in its entirety as follows:

(a) As of September 6, 2001, the Reporting Persons are the beneficial owners of 215,000 shares of Class A Common Stock issued pursuant to the exercise of the Warrant (described in Item 3), representing approximately 2.4% of the total issued and outstanding Class A Common Stock of the Issuer. The calculation of the foregoing percentage is based upon the number of shares of Class A Common Stock of the Issuer as reflected in the Issuer's Form 10-QSB for the quarterly period ended June 30, 2001.

(b) Berlex possesses the sole power to vote and the sole power to dispose of the 215,000 shares of Class A Common Stock beneficially owned by it; provided however, that Berlex may vote the shares of Class A Common Stock beneficially owned by it only as permitted under Section 9 of Amendment No. 6 (described in Item 6 below).

(c) To the best knowledge of the Reporting Persons, except for the exercise of the Warrant by Berlex and those sales made by Berlex pursuant to a registration statement relating to the Class A Common Stock issued upon exercise of the Warrant as set forth on Schedule 2, there have been no transactions by any Reporting Person or by any other person named on
      Schedule 1 attached to Amendment No. 2 in securities of the Issuer since the filing of Amendment No. 3.

(d) Berlex has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock beneficially owned by it.

(e)   August 17, 2001.

                                                               Page 4 of 5 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 6, 2001                        BERLEX LABORATORIES, INC.


                                        By:/s/ John Nicholson
                                           -------------------------------------
                                        Name: John Nicholson
                                        Title: Treasurer

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 6, 2001                        SCHERING BERLIN INC.


                                        By:/s/ John Nicholson
                                           -------------------------------------
                                        Name: John Nicholson
                                        Title: Treasurer

                                                               Page 5 of 5 Pages
                                   Schedule 2

                                 Sale of Shares*

Trade Date                       Shares Sold                     Price per Share
----------                       -----------                     ---------------

08-08-01                            10,000                       $6.4500

08-09-01                            25,000                       $6.351

08-10-01                           110,000                       $7.0309

08-13-01                            10,000                       $7.4875

08-14-01                            30,000                       $7.5842

08-15-01                            50,000                       $7.943

08-16-01                            50,000                       $8.424

08-17-01                            30,000                       $8.7525

08-20-01                             5,000                       $8.33

08-23-01                            35,000                       $8.0143

08-24-01                            50,000                       $8.5065

08-27-01                            52,500                       $9.1029

08-28-01                             5,000                       $9.00

08-29-01                             2,500                       $9.00

08-31-01                             5,000                       $8.75

09-04-01                            35,000                       $9.02

09-05-01                            30,000                       $9.3525

----------
*All shares were sold by Berlex pursuant to a registration statement on Form S-3 covering the shares of Class A Common Stock issued upon exercise of the Warrant.